                                                                      Exhibit 15


                                 [TELVENT LOGO]

                        Telvent Announces Third Quarter
                             2004 Financial Results

     - Revenues Increase 24.8% to E72.7 Million Year-Over-Year.
     - Net Income Increases 54.8% to E2.7 Million Year-Over-Year.
     - Telvent completes its initial public offering raising net proceeds of approximately $77.4 million, including $4.6 million related to the subsequent partial exercise of the over-allotment option.
     - Completed the Xwave acquisition in July 2004.


Madrid - November 29, 2004 - Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime Information Technology Company today announced financial results for the third quarter ended September 30, 2004.

Telvent's third quarter 2004 revenues totaled E72.7 million (which includes revenues generated by our temporary consortiums), an increase of E14.4 million or 24.8 percent, versus E58.3 million reported for the third quarter of 2003. Revenues for the nine months ended September 30, 2004 totaled E199.2 million, an increase of E33.2 million or 20.0 percent, versus E166.0 million reported for the nine months ended September 30, 2003.

Third quarter 2004 net income increased to E2.7 million, an increase of E1.0 million or 54.8 percent, versus E1.7 million reported for the third quarter of 2003. Earnings per diluted share for the third quarter of 2004 were E0.14, compared to E0.09 per diluted share in the third quarter of 2003.

Net income for the nine months ended September 30, 2004 totaled E6.4 million, an increase of E4.2 million or 188.4 percent, versus E2.2 million reported for the nine months ended September 30, 2003. Earnings per diluted share for the nine months ended September 30, 2004 were E0.32, compared to E0.11 per diluted share for the comparable nine-month period in 2003.

Pro forma net income for the 2004 third quarter was E3.8 million, an increase of
46.2 percent, versus E2.6 million for the third quarter of 2003. Pro forma net income for the first nine months of 2004 was E9.8 million, an increase of 106.5 percent, versus E4.8 million for the first nine months of 2003. Pro forma net income excludes the amortization of intangible assets from our NMS Division of Metso and Xwave acquisitions, purchase price allocations, stock compensation plan expenses and mark to market hedgings, that we believe are not indicative of our core performance or results.

                                   Continued

Pro forma earnings per diluted share (EPS), for the 2004 third quarter was E0.19, versus E0.13 for the third quarter of 2003. Pro forma EPS for the first nine months of 2004 was E0.49, versus E0.24 for the nine months ended September 30, 2003. A reconciliation between net income on a GAAP basis and pro forma net income is provided in this release in a table immediately following the unaudited condensed consolidated financial statements.

Operating expenses for the quarter have remained stable as a percentage of revenues on a year-to-year comparison. However, the cumulative figure for the first nine months of the year shows a decrease from 18.5 percent in 2003 to 17.0 percent in 2004.

Income from operations, as a percentage of revenues, grew from 6.3 percent in the third quarter of 2003 to 7.0 percent in 2004, representing 39.0 percent growth, year-over-year. For the first nine months of 2004, income from operations was 5.4 percent, as a percentage of revenues, versus 3.2 percent in the same period of 2003.

For the nine months ended September 30, 2004, free cash flow, defined as operating cash flow net of property, plant and equipment additions, was E(12.9) million. Operating cash flow for the same period was E(9.8) million and equipment additions were E3.1 million. For the same period of fiscal 2003, free cash flow was E(14.6) million, operating cash flow was E(9.4) million and property, plant and equipment additions were E(5.2) million.

Total debt at September 30, 2004 was E31.9 million.

Manuel Sanchez, Chairman and Chief Executive Officer, said, "We are very pleased with the results of our third quarter. Our increasing sales momentum is reflected in revenue growth, operating margin gains and a stronger bottom line, all of which have improved compared to the same period last year.

"We achieved this strong performance thanks to the dedicated efforts of our 2,300 employees globally. Our robust business model, along with our track record of superior execution of our services, has enabled us to respond quickly to new business opportunities in the marketplace. As an example, we closed the acquisition of Xwave's IT services business in western Canada on July 31, 2004, and have successfully integrated the team into our existing North American operations.

"While remaining focused on our regular business operations, our dedicated team also successfully managed the challenge of completing our initial public offering and listing of our shares on Nasdaq.

"One of the most important things for us is to deliver what we promise. We have strong fundamentals and, based on our solid bookings and increase in backlog, we believe that we will meet our revenue and EPS targets for the year 2004.

                                   Continued

"Our overall margin improvement, combined with our revenue growth, is the basis for a more robust business model and positions us well for the future."

As of September 30, 2004, Telvent had cash totaling E17.6 million compared to E27.7 million as of December 31, 2003. Net proceeds from Telvent's initial public offering on October 21, 2004 and Telvent's portion of the subsequent partial exercise of the overallotment option were received after September 30, 2004 and will be reflected in the fourth quarter 2004 financial results.

Initial Public Offering

In October 2004, Telvent completed an initial public offering of ordinary shares. In connection with the offering, Telvent offered and sold 8,700,000 ordinary shares at a price of $9.00 per share. Net proceeds from the initial public offering, after deducting underwriting discounts, were approximately $72.8 million. Subsequent to the initial sale, Telvent announced the partial exercise of the overallotment option to purchase an additional 655,000 ordinary shares, 547,100 shares of which were purchased from Telvent. Telvent received $4.6 million of the net proceeds from the issuance of the additional shares.


Xwave Acquisition

On July 31, 2004, Telvent acquired the western region business unit of Xwave Solutions, Inc., for E1.9 million. Xwave specializes in customized IT for a variety of sectors, mainly oil and gas, primarily in Alberta, Canada.


Segment Discussion

Energy

Revenues for the energy sector during the nine months ended September 2004 were E81.2 million and represented 40.8 percent of total revenues, an increase of E8.3 million or 11.3 percent from E73.0 million during the same period of 2003. Gross margin in this sector was 23.7 percent in the nine months period of 2004 versus 22.0 percent in 2003. The most significant contract in this sector during the third quarter was the Telecontrol project for 20 transmission substations in the high voltage ring of the Brazilian power transmission operator, ONS, worth E4.5 million.

Traffic

Revenues for the traffic sector during the nine months ended September 30, 2004, were E69.5 million, or 34.8 percent of total revenues. This represents an increase of E22.8 million, or 48.9 percent, from the E46.6 million during the same

                                   Continued
period in 2003. Gross margin in this sector was 18.8 percent in the nine-month period of 2004, versus 19.4 percent in 2003. The most significant contract in this sector during the third quarter was the Intelligent Traffic System for the A-8 highway in Vizcaya, Spain, worth E1.5 million.

Transport

Revenues for the transport sector during the nine months ended September 30, 2004, were E13.7 million, representing 6.9 percent of total revenues. This was a decrease of E2.4 million, or 15.0 percent, from E16.1 million during the same period in 2003. Gross margin in this sector was 21.3 percent in the nine-month period of 2004, versus 14.6 percent in 2003. The most significant contract in this sector during the third quarter was the Automatic Fare Collection System for Line 3 of the Metro in Madrid, worth E6.5 million.

Environment

Revenues for the environment sector for the nine months ended September 30, 2004, were E18.7 million, or 9.4 percent of total revenues. This represented an increase of E4.0 million or 27.0 percent from E14.7 million during the same period in 2003. Gross margin in this sector was 20.6 percent in the nine-month period of 2004 versus 26.7 percent in 2003. The most significant contract in this sector during the third quarter was the Automatic Hydrological Information System for the Duero River in Spain, worth E12.3 million.

Other

Revenues for the other sector during the nine months ended September 30, 2004, were E16.2 million, or 8.1 percent of total revenues. This represented an increase of E0.5 million, or 3.1 percent, from E15.7 million during the same period in 2003. Gross margin in this sector was 34.5 percent in the nine-month period of 2004, versus 29.8 percent in 2003. The most significant contract in this sector during the third quarter was the maintenance and integral support of the Hospital Information Systems for the Clinical, Logistic, and Patient Management Systems for the Andalusian Public Healthcare Service. The contract also includes technical assistance for the evolutionary updating of the HIS (Hospital Information System), and is worth E3.5 million.


Backlog

Backlog (representing the portion of signed contracts for which performance is pending) as of September 2004 was E346.5 million, which reflects 17.2 percent growth over the E295.7 million in backlog at the end of September 2003.



                                   Continued

New Bookings

Bookings (or new contracts signed) in the third quarter 2004 were E122.6 million, showing the continued success of the Company's new products and services solutions, and sales and marketing activity. These drove bookings for the first nine months up to E268.1 million, an increase of 29.0 percent versus E207.8 million for the same period of 2003.


Business Outlook

For fiscal year 2004, Telvent expects revenues will be within the range of E286.0 million and E301.0 million. Telvent forecasts full-year 2004 pro forma earnings per share will be within a range of E0.49 per diluted share to E0.54 per diluted share. Pro forma earnings per share were determined by using a weighted average number of shares issued and outstanding in the period of 22,311,755 shares.

Conference Call Details

Telvent Chairman and CEO, Manuel Sanchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Director of Investor Relations, will conduct a conference call to discuss the third quarter 2004 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 6:00 A.M. Pacific Time / 3:00 P.M. Madrid Time on Tuesday, November 30, 2004.

To access the conference call participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent's corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.

About Telvent

Telvent (Nasdaq: TLVT), the Global RealTime IT Company, is specialized in high value-added solutions for four specific industrial sectors (Energy, Traffic, Transport and Environment) in Europe, North America, Latin America and China. (www.telvent.com)

INVESTOR RELATIONS CONTACT:
---------------------------

JOSE IGNACIO DEL BARRIO
PHONE: +34 902-335599
EMAIL: jibarrio@telvent.abengoa.com


                                   Continued

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as "believes," "expects," "may," "anticipates," "plans," "intends," "assumes," "will" or similar expressions. Forward-looking statements reflect management's current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent's actual results could differ materially from those anticipated in these forward looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the "Risk Factors" described in Telvent's Prospectus filed with the Securities and Exchange Commission on October 21 2004.


                                   Continued

                                Telvent GIT, S.A.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
           (In thousands of Euros, except share and per share amounts)

                                                                                               As of               As of
                                                                                            September 30        December 31,
                                                                                                2004               2003
                                                                                          ----------------     -------------
Assets:
Current assets:
     Cash                                                                                 E         17,623     E      27,735
     Available-for-sale securities and other short-term investments                                  3,163             3,311
     Investments held at cost                                                                            0            25,490
     Derivative contracts                                                                            2,773             2,816
     Accounts receivable (net of allowances of E1,665 as of September 30, 2004 and
     E2,145 as of December 31, 2003)                                                                84,868            68,287
     Unbilled revenues                                                                              49,880            25,706
     Due from related parties                                                                       17,471            65,863
     Inventory                                                                                      20,360            11,361
     Deferred tax assets                                                                             2,794             7,267
     Other current assets                                                                              546               646
                                                                                          ----------------     -------------
        Total current assets                                                              E        199,478     E     238,482
     Other investments                                                                               1,422             2,856
     Property, plant and equipment (net of accumulated depreciation of E27,681 as of
     September 30, 2004 and E24,681 as of December 30, 2003)                                        49,579            48,251
     Prepaid expenses and other assets                                                               1,295               134
     Deferred tax assets                                                                            14,010             7,034
     Other intangible assets (net of accumulated amortization of E9,192 as of
     September 30, 2004 and E4,812 as of December, 2003)                                             7,816             8,400
     Goodwill                                                                                       12,273            11,347
                                                                                          ----------------     -------------
        Total assets                                                                      E        285,873     E     316,504
                                                                                          ================     =============
Liabilities and shareholders' equity:
     Accounts payable                                                                     E        106,264     E      94,177
     Billing in excess of costs and estimated earnings                                              17,472            10,880
     Accrued and other liabilities                                                                   6,974            12,092
     Income taxes payable                                                                            8,938             8,500
     Deferred tax liabilities                                                                        3,820             2,327
     Due to related parties                                                                         15,074            60,637
     Current portion of long-term debt                                                              10,142             8,826
     Short-term debt                                                                                 2,922            14,868
     Short-term leasing obligations                                                                  1,725               879
     Derivative contracts                                                                            2,638             3,917
                                                                                          ----------------     -------------
        Total current liabilities                                                         E        175,969     E     217,103
     Long-term debt less current portion                                                            18,881            25,791
     Long-term leasing obligations                                                                   3,026               914
     Other long term liabilities                                                                    13,771             9,754
     Deferred tax liabilities                                                                            0                 2
     Unearned income                                                                                 1,216               474
                                                                                          ----------------     -------------
        Total liabilities                                                                 E        212,863     E     254,038
                                                                                          ----------------     -------------

     Minority interest                                                                               1,822             1,259
     Stock compensation plan, net                                                                    1,934               874

        Shareholders' equity:
     Common stock, E3,005 par value, 20,000,000 shares authorized
     and outstanding, same class and series                                                         60,101            60,101
     Cumulative other comprehensive income (loss)                                                   (1,422)             (431)
     Retained earnings                                                                              10,575               663
                                                                                          ----------------     -------------
        Total shareholders' equity                                                        E         69,254     E      60,333
                                                                                          ----------------     -------------
        Total liabilities and shareholders' equity                                        E        285,873     E     316,504
                                                                                          ================     =============

                                   Continued

                                Telvent GIT, S.A.
            Unaudited Condensed Consolidated Statements of Operations
           (In thousands of Euros, except share and per share amounts)


                                                           Three Months Ended                         Nine Months Ended
                                                              September 30                               September 30
                                                       2004                  2003                  2004                  2003
                                                 ----------------      ----------------      ----------------      ----------------

Revenues                                         E         72,680      E         58,252      E        199,217      E        166,049
Cost of revenues                                           56,422                45,602               154,565               130,040
                                                 ----------------      ----------------      ----------------      ----------------
Gross profit                                               16,258                12,650                44,652                36,009
                                                 ----------------      ----------------      ----------------      ----------------
General and administrative                                  5,091                 4,874                16,446                16,680
Sales and marketing                                         1,582                   984                 5,928                 4,601
Research and development                                    2,565                 1,238                 6,079                 4,409
Depreciation and amortization                               1,912                 1,877                 5,461                 5,068
                                                 ----------------      ----------------      ----------------      ----------------
    Total operating expenses                               11,150                 8,973                33,914                30,758
                                                 ----------------      ----------------      ----------------      ----------------
Income from operations                                      5,108                 3,677                10,738                 5,251
Financial (expense), net                                     (949)                 (968)               (2,843)               (2,123)
Other income, net                                              34                   (64)                   96                   (64)
    Total other (expense)                                    (915)               (1,032)               (2,747)               (2,187)
                                                 ----------------      ----------------      ----------------      ----------------
Income before income taxes                                  4,193                 2,645                 7,991                 3,064
Income tax benefit (benefit)                                  898                   888                 1,008                   838
Net income before minority interest                         3,295                 1,757                 6,983                 2,226
                                                 ----------------      ----------------      ----------------      ----------------
Profit attributable to minority interests                    (587)                   (8)                 (629)                  (23)
Net income                                       E          2,708      E          1,749      E          6,354      E          2,203
                                                 ================      ================      ================      ================

Earnings per share
    Basic and diluted net income per share       E           0.14      E           0.09      E           0.32      E           0.11
                                                 ================      ================      ================      ================
Weighted average number of shares outstanding
    Basic and diluted                                  20,000,000            20,000,000            20,000,000            20,000,000
                                                 ================      ================      ================      ================


                                   Continued
                                       8

                               Telvent GIT, S.A.
           Unaudited Condensed Consolidated Statements of Cash Flows
          (In thousands of Euros, except share and per share amounts)

                                                                                          Nine Months Ended
                                                                                            September 30
                                                                                        2004             2003
                                                                                   --------------    -------------
Cash Flow from operating activities:
Net income (loss) before minority interest                                         E        6,983    E        2,226
Adjustments to reconcile net income to net cash provided by operating activities            5,058             5,299
Change in operating assets and liabilities                                                (20,947)          (16,909)
Changes in operating assets and liabilities due to joint ventures                            (942)                0
                                                                                   --------------    --------------
     Net cash (used in) operating activities                                       E       (9,848)   E       (9,384)
                                                                                   --------------    --------------
Cash Flows from investing activities:
Restricted cash - guaranteed deposit of long term investments                                   0            49,681
Due from related parties(*)                                                               (28,143)           14,565
Metso acquisition, net of cash                                                             (5,225)          (20,428)
ICX acquisition, net of cash                                                                 (720)                0
Xwave acquisition, net of cash                                                               (996)                0
ViryaNet acquisition                                                                            0            (1,009)
Purchase of property, plant and equipment                                                  (3,057)           (5,193)
Disposals of other investments                                                             32,433            (3,952)
                                                                                   --------------    --------------
     Net cash provided by (used in) investing activities                           E       (5,708)   E       33,664
                                                                                   --------------    --------------
Cash flows from financing activities:
Proceeds from short term and long term debt                                                 1,662            12,901
Repayment of  short term debt and long term debt                                          (19,518)           (1,684)
Due to related parties(*)                                                                  20,390           (58,625)
                                                                                   --------------    --------------
     Net cash provided by (used in) financing activities                           E        2,534    E      (47,408)
                                                                                   --------------    --------------
     Net (decrease) in cash                                                        E      (13,022)   E      (23,128)
Net effect of foreign exchange in cash and cash equivalents                                  (340)             (355)
Cash at the beginning of period                                                            27,735            32,731
Joint venture cash and cash equivalents at the beginning of period                          3,250                 0
                                                                                   --------------    --------------
Cash at the end of period                                                          E       17,623    E       17,623
                                                                                   ==============    ==============
Supplemental disclosure of cash information:
Cash paid during the period:
Income taxes                                                                                1,709               167
Interest                                                                           E        4,531    E        5,296
                                                                                   ==============    ==============

(*) As a result of the new bilateral credit agreement signed in 2004 and described in Note 6 to the Company's Unaudited Condensed Consolidated Financial Statements furnished on this date in a separate report on Form 6-K, there was a direct netting of E24,537 of balances due to and from related parties



                                   Continued

                                Telvent GIT, S.A.

            Reconciliation between GAAP and Proforma Income and EPS (In thousands of Euros, except share and per share amounts)

                                                       Three months ended                     Nine months ended
                                                          September 30,                          September 30,
                                                     2004               2003               2004               2003
                                               ----------------   ----------------   ----------------   ----------------
GAAP basis income before income taxes          E          4,193   E          2,645   E          7,991   E          3,064

Adjustments to Net Income
   Amortization of intangibles                              675                548              1,718              1,718
   Stock Compensation Plan expenses                         288                135              1,059                400
   Mark to market Derivatives                                 7                364              1,033              1,413
Total Adjustments                                           970              1,047              3,811              3,532

                                               ----------------   ----------------   ----------------   ----------------
Adjusted income before income taxes            E          5,163   E          3,692   E         11,802   E          6,596
                                               ----------------   ----------------   ----------------   ----------------

Income tax provision                                     (1,357)            (1,107)            (1,971)            (1,836)

                                               ----------------   ----------------   ----------------   ----------------
Proforma Net Income                            E          3,806   E          2,584   E          9,831   E          4,760
                                               ================   ================   ================   ================

Earnings per share
    Basic and diluted net income per share     E           0.19   E           0.13   E           0.49   E           0.24
                                               ================   ================   ================   ================
Weighted average number of shares outstanding
    Basic and diluted                                20,000,000         20,000,000         20,000,000         20,000,000
                                               ================   ================   ================   ================




                                       10